Exhibit 4.1

DESCRIPTION OF THE SECURITIES OF CALAVO GROWERS, INC. REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

Calavo Growers, Inc. (“Calavo,” “we,” “our,” and “us”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our common stock, par value $0.001 per share (the “common stock”).

The following description of our common stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to (1) our Articles of Incorporation, as amended (the “Articles of Incorporation”), and (2) our Amended and Restated Bylaws (the “Bylaws”), each of which is filed as an exhibit to our Annual Report on Form 10‑K, as amended, of which this Exhibit 4.1 is a part. We encourage you to read the Articles of Incorporation and the Bylaws, as well as the applicable provisions of the California General Corporation Law, for additional information.

We have authority to issue 100,000,000 shares of common stock. As of January 31, 2020, 17,614,233 shares of our common stock were issued and outstanding, all of which are fully paid and nonassessable.

We have one class of common stock. Holders of our common stock are entitled to one vote per share on all matters to be voted upon by shareholders, provided that shareholders have cumulative voting rights in the election of directors. Holders of shares of common stock are entitled to receive on a pro rata basis such dividends, if any, as may be declared from time to time by our board of directors in its discretion from funds legally available for that use. They are also entitled to share on a pro rata basis in any distribution to shareholders upon our liquidation, dissolution or winding up. Common shareholders do not have preemptive rights to subscribe to any additional stock issuances by us, and they do not have the right to require the redemption of their shares or the conversion of their shares into any other class of our stock.

The following provisions of our Bylaws may have the effect of discouraging, delaying or preventing someone from acquiring us or merging with us, which might cause the market price of our common stock to decline or prevent shareholders from realizing a premium over the market price of their shares:

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Our Bylaws establish advance notice procedures with respect to the nomination of candidates for election as directors and the proposal of other business for consideration at shareholders’ meetings, other than nominations or proposals made by or at the direction of the board of directors or a committee of the board of directors;

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Within the range specified by our Bylaws, our board of directors determines the size of our board and may create new directorships and elect new directors, which may enable an incumbent board to maintain control by adding directors; and

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Our board of directors may amend our Bylaws without a vote of our shareholders, which may enable our board to change our Bylaws to deter a proxy contest in connection with an unsolicited takeover offer.

The transfer agent and registrar of our common stock is Computershare Trust Company, N.A.; P.O. Box 505000, Louisville, Kentucky 40233-5000. Its telephone number is (800) 962‑4284.

Our common stock is traded on the NASDAQ Global Select Market under the symbol “CVGW.”

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